EXHIBIT 12

FIRSTENERGY CORP.
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31
	2010	2011	2012	2013	2014
	(Dollars in millions)
EARNINGS AS DEFINED IN REGULATION S-K:
Income from continuing operations	$696	$856	$755	$375	$213
Interest and other charges, before reduction for amounts capitalized and deferred	845	1,008	1,001	1,016	1,073
Capitalized interest	(165)	(70)	(72)	(75)	(69)
Provision for income taxes (benefits)	449	566	545	195	(42)
Interest element of rentals charged to income (1)	151	150	136	96	83
Earnings as defined	$1,976	$2,510	$2,365	$1,607	$1,258

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$845	$1,008	$1,001	$1,016	$1,073
Interest element of rentals charged to income (1)	151	150	136	96	83
Fixed charges as defined	$996	$1,158	$1,137	$1,112	$1,156

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	1.98	2.17	2.08	1.45	1.09

(1)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.

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